Att 4/4/2002

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

OMB APPROVAL
OMB Number 3235-0123
Expires October 31, 2001

02022708

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52754

RECEIVED MAR 1 1 2002 SECTION PROCESSING 254 WASH DC

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HedgeWorld Markets USA, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

707 Westchester Avenue, Suite L4
(No. and Street)

White Plains	NY	10604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Edgar (914) 921-7800 X7811
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

Ernst & Young LLP

1111 Summer Street	Stamford	CT	06905
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in the United States or any of its possessions

PROCESSED
APR 0 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Att 4/4/02 2

AN OATH OR AFFIRMATION

I, Christopher Edgar, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and Supplementary Information pertaining to the firm of HedgeWorld Markets USA, Inc. as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBRA J. CHAPMAN
Notary Public, State of New York
No. 01CH6066172
Qualified in Putnam County
Commission Expires November 13, 2005

Christopher W. Edgar
Signature

Individual's Title Director
Title

Debra J. Chapman
Notary Public

This report** contains (check all applicable boxes):

- [√] (a) Facing page
- [√] (b) Statement of Financial Condition
- [√] (c) Statement of Operations
- [√] (d) Statement of Cash Flows
- [√] (e) Statement of Changes in Shareholders' Equity
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [√] (g) Computation of Net Capital Pursuant to Rule 15c3-1
- [ ] (h) ~~Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3~~
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [√] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [√] (o) Independent auditors' report on internal accounting control
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation - Customer's Regulated Commodity Futures Account Consent to Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

Ernst & Young

Ernst & Young LLP
1111 Summer Street
Stamford, Connecticut 06905

Phone: (203) 674-3000
Fax: (203) 674-3001
www.ey.com

Report of Independent Auditors

Board of Directors and Shareholder
HedgeWorld Markets USA, Inc.

We have audited the accompanying statement of financial condition of HedgeWorld Markets USA, Inc. (the "Company") as of December 31, 2001, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HedgeWorld Markets USA, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 7, 2002

HedgeWorld Markets USA, Inc.

Statement of Financial Condition

December 31, 2001

Assets	
Cash	$ 61,502
Accounts receivable	2,500
Prepaid expenses	1,673
Total assets	$ 65,675
Liabilities and shareholder's equity	
Liabilities:	
Deferred revenue	$ 23,167
Accrued expenses	13,835
Due to Parent	18,220
Total liabilities	55,222
Shareholder's equity:	
Common stock, $1 par value; 3,000 shares authorized, issued and outstanding	3,000
Additional paid-in capital	152,263
Accumulated deficit	(144,810)
Total shareholder's equity	10,453
Total liabilities and shareholder's equity	$ 65,675

See accompanying notes.